UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                 May, 2003

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

819 - 20 May 2003

SPIRENT PLC

CHAIRMAN'S 2003 AGM STATEMENT

At the Annual General Meeting of Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, held today John Weston, Chairman, made the following statement:

"Spirent's trading performance in the first quarter of 2003 has been in line with expectations against a background of continuing tough conditions in the telecoms sector, with all our operating groups profitable and cash generative.

"As part of our ongoing control of costs we have implemented further cost reductions in the Communications group which are expected to deliver annualised savings of £5.0 million at an exceptional cost of £1.0 million in cash. In addition we have exited from our under-performing optical test activities at an exceptional cost of £3.0 million, of which £2.4 million is in cash. Optical test sales were £0.7 million in the year to 31 December 2002.

"Net debt at the end of April 2003 reduced to £103.0 million, compared with £161.8 million at 31 December 2002, following completion of the divestment of our interests in WAGO, our interconnection joint venture.

"Difficult trading conditions continue to be experienced by our Communications group with many of our key customers maintaining a short term outlook in respect of the timing of capital spending and we expect this to continue throughout 2003. We believe that the longer term outlook for our products and services remains positive with future opportunities being created by the continuing strong underlying growth in data traffic and the development of next-generation networks worldwide."

- ends -

Enquiries

Nicholas Brookes, Chief Executive                     Spirent plc                                          +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                                                  Spirent plc                                          +44 (0)1293 767676

Media
Jon Coles/Rupert Young                                    Brunswick                                          +44 (0)20 7404 5959

About Spirent

Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions accelerate the development and deployment of network equipment and services by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the aerospace and power controls markets. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

Spirent and the Spirent logo are trademarks of Spirent plc. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the effects of competition on our business; our ability to develop and commercialise new products and services and realise product synergies; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adopt cost structures to respond to changes in business conditions; risks that our cost cutting initiatives will impair our ability to develop products and remain competitive; our ability to improve efficiency and adapt to the current economic slowdown and other changes in demand; changes in the business, financial condition or prospects of one or more of our major customers; our reliance on third party manufacturers and suppliers; risks of not retaining or increasing market share; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; changes in market conditions in the markets in which we participate or in general economic or political conditions; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                               LUKE THOMAS
                                                                                                                                                                                  (Registrant)

Date: 20 May, 2003                                                                                                                            By             /S/ Luke Thomas
                                                                                                                                                                                  (Signature)